Essex Securities, Inc.
Statement of Financial Condition
December 31, 2015

Assets

Current assets

Cash and cash equivalents	$	66,520
Cash, restricted		25,000
Commissions receivable, net of $0 allowance		16,970
Other receivable		3,340
Receivable from clearing brokers		2,682
Due from affiliate		6,370
Prepaid expenses		63,265
Total current assets		184,147
Equipment and furniture, at cost		45,881
Less: accumulated depreciation		(41,470)
		4,411
Total assets	$	188,558

Liabilities and Members' Equity

Current liabilities

Insurance premium loan payable	$	32,760
Accounts payable and accrued expenses		34,331
Commissions payable		6,843
Deferred revenue		112,366
Total current liabilities		186,300
Members' equity		
Members' equity		2,258
Total members' equity		2,258
Total liabilities and member's equity	$	188,558

The Report of the Independent Registered Public Accountant and
notes are an integral part of these financial statements.